Exhibit (a)(5)(L)

Video Transcript

My name is Semiramis Paliou, CEO of Diana Shipping, a global drybulk shipping company listed on the New York Stock Exchange since 2005. Diana is Genco’s largest shareholder, owning more than 14% of the company.

I am reaching out to Genco shareholders because you are facing an important decision that will directly impact the value of your investment.

Diana has now made three all cash offers to acquire Genco, most recently at $24.80 per share. Our offer is fully financed by leading international banks and represents compelling value by every relevant measure.

Yet for six months, the Genco Board has refused to engage with us. Not one meeting. Not one phone call. Not one question.

That should concern every shareholder.

Our $24.80 per share offer represents a 39% premium to the undisturbed share price; the share price just before our first offer became public. It values Genco at approximately 1.0 times NAV, the key valuation benchmark in shipping, while comparable drybulk transactions over the past five years averaged closer to 0.8 times NAV.

Most importantly, our offer eliminates the persistent discount at which Genco shares have historically traded. Since 2020, Genco stock has averaged roughly a 30% discount to NAV. Our offer closes that gap immediately, in cash, with no exposure to declining freight rates, falling asset values, or fleet aging.

And if this offer disappears, history suggests the stock could return to those discounted levels.

Instead of constructively evaluating our proposal, the Board has spent approximately $13 million of shareholder money fighting it.

At the same time, the Board has taken repeated steps that weaken shareholder rights and entrench management:

• Delaying the Annual Meeting
• Adopting a poison pill
• Refusing to disclose, until recently, the Special Committee members evaluating our offer
• Approving additional retention payments for management despite generous severance arrangements already in place
• Continuing a pattern of excessive executive compensation
• And in August 2025, combining the roles of Chairman and CEO under John Wobensmith, concentrating power in a single individual and moving further away from accepted governance standards

In 2025, Mr. Wobensmith received approximately $5.9 million in compensation despite the company reporting a net loss.

That raises serious questions about alignment with shareholder interests.

This is not a Board focused on maximizing value for shareholders. It is a Board focused on protecting itself and management.

That is why we nominated six highly qualified independent director candidates, with no ties to Diana.

They are experienced industry leaders with deep expertise in drybulk shipping, finance, M&A, and corporate governance. Together, they bring more than 200 years of relevant experience and a clear mandate: ensure the Board evaluates all options objectively and acts in the best interests of all shareholders.

I also want to address one important question directly.

If our nominees are elected, will Diana’s offer remain available?

The answer is yes.

Diana is a long standing public company with a reputation built over decades, and we stand behind our commitments.

Our fully financed $24.80 per share all cash offer remains on the table, and we are prepared to extend our tender offer to allow a newly elected Board the opportunity to engage constructively and in good faith.

Let me be very clear about one thing.

No transaction can happen without shareholder approval. Claims that shareholders could lose control through some unilateral action are simply false.

This election is about accountability, governance, and value.

You deserve a Board that will seriously evaluate this opportunity and act in your interests.

The Annual Meeting is June 18. We urge you to vote the GOLD proxy card today and support Diana’s nominees.

To learn more, please visit CashforGenco.com.

Thank you for your time and your support.